UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

September 30, 2021

Date of Report (Date of earliest event reported)

Goldenbridge Acquisition Limited

(Exact Name of Registrant as Specified in its Charter)

British Virgin Islands	001-40132	n/a
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

15/F, Aubin House 171-172 Gloucester Road Wanchai, Hong Kong	n/a
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (86) 186-0217-2929

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Ordinary Share, no par value, one Redeemable Warrant to acquire one-half of one Ordinary Share, and one Right to acquire one-tenth (1/10) of an Ordinary Share	GBRGU	NASDAQ Capital Market
Ordinary Shares	GBRG	NASDAQ Capital Market
Warrants	GBRGW	NASDAQ Capital Market
Rights	GBRGR	NASDAQ Capital Market

IMPORTANT NOTICES

Important Notice Regarding Forward-Looking Statements

This Current Report on Form 8-K contains certain “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended. Statements that are not historical facts, including statements about the pending transactions among Goldenbridge Acquisition Limited (“Goldenbridge”), AgiiPlus Global Inc. (“Purchaser”), AgiiPlus Corporation Inc. (“Merger Sub”) and AgiiPlus Inc. (“AgiiPlus” or “Company”) and the transactions contemplated thereby, and the parties’ perspectives and expectations, are forward-looking statements. Such statements include, but are not limited to, statements regarding the proposed transaction, including the anticipated initial enterprise value and post-closing equity value, the benefits of the proposed transaction, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the transactions. The words “expect,” “believe,” “estimate,” “intend,” “plan” and similar expressions indicate forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to various risks and uncertainties, assumptions (including assumptions about general economic, market, industry and operational factors), known or unknown, which could cause the actual results to vary materially from those indicated or anticipated.

Such risks and uncertainties include, but are not limited to: (i) risks related to the expected timing and likelihood of completion of the pending transaction, including the risk that the transaction may not close due to one or more closing conditions to the transaction not being satisfied or waived, such as regulatory approvals not being obtained, on a timely basis or otherwise, or that a governmental entity prohibited, delayed or refused to grant approval for the consummation of the transaction or required certain conditions, limitations or restrictions in connection with such approvals; (ii) risks related to the ability of Goldenbridge and AgiiPlus to successfully integrate the businesses; (iii) the occurrence of any event, change or other circumstances that could give rise to the termination of the applicable transaction agreements; (iv) the risk that there may be a material adverse change with respect to the financial position, performance, operations or prospects of AgiiPlus or Goldenbridge; (v) risks related to disruption of management time from ongoing business operations due to the proposed transaction; (vi) the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Goldenbridge’s securities; (vii) the risk that the proposed transaction and its announcement could have an adverse effect on the ability of AgiiPlus and Goldenbridge to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally; (viii) the risk that the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; and (ix) risks associated with the financing of the proposed transaction. A further list and description of risks and uncertainties can be found in Goldenbridge’s initial public offering prospectus dated March 2, 2021, in Goldenbridge’s quarterly reports on Form 10-Q filed with the SEC subsequent thereto and in the Registration Statement on Form F-4 and proxy statement that will be filed with the SEC by the Purchaser in connection with the proposed transactions, and other documents that the parties may file or furnish with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and Goldenbridge, Purchaser, Merger Sub, AgiiPlus, and their subsidiaries undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Additional Information and Where to Find It

In connection with the transaction described herein, Goldenbridge and Purchaser will file relevant materials with the Securities and Exchange Commission (the “SEC”), including the Registration Statement on Form F-4 and a proxy statement. The proxy statement and a proxy card will be mailed to shareholders as of a record date to be established for voting at the shareholders’ meeting relating to the proposed transactions. Shareholders will also be able to obtain a copy of the Registration Statement on Form F-4 and proxy statement without charge from the Company. The Registration Statement on Form F-4 and proxy statement, once available, may also be obtained without charge at the SEC’s website at www.sec.gov or by writing to Goldenbridge at 15/F, Aubin House 171-172 Gloucester Road Wanchai, Hong Kong.

INVESTORS AND SECURITY HOLDERS OF GOLDENBRIDGE ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE TRANSACTIONS THAT GOLDENBRIDGE WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GOLDENBRIDGE, AGIIPLUS AND THE TRANSACTIONS.

Participants in Solicitation

Goldenbridge, Purchaser, Merger Sub, AgiiPlus, certain shareholders of AgiiPlus, and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from the holders of Goldenbridge ordinary shares in respect of the proposed transaction. Information about Goldenbridge’s directors and executive officers and their ownership of Goldenbridge’s ordinary shares is set forth in Goldenbridge’s initial public offering prospectus dated March 2, 2021 filed with the SEC. Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement pertaining to the proposed transaction when it becomes available. These documents can be obtained free of charge from the sources indicated above.

Item 1.01 Entry into a Material Definitive Agreement.

On September 30, 2021, Goldenbridge Acquisition Limited, a British Virgin Islands business company (“Goldenbridge”), AgiiPlus Global Inc., a Cayman Islands exempted company and a wholly-owned subsidiary of Goldenbridge (“Purchaser”), AgiiPlus Corporation Inc., a Cayman Islands exempted company and a wholly owned subsidiary of Purchaser (“Merger Sub,” together with Goldenbridge, Purchaser, the “Purchaser Parties”), AgiiPlus Inc., a Cayman Islands exempted company (“AgiiPlus”), certain shareholders of AgiiPlus (“AgiiPlus Shareholders”), and Mr. Jing Hu, as representative of shareholders of AgiiPlus, entered into a Merger Agreement (the “Agreement”).

Acquisition Merger and Acquisition Consideration

Upon the closing of the transactions contemplated in the Agreement, Goldenbridge will merge with and into Purchaser, resulting in all Goldenbridge shareholders becoming shareholders of the Purchaser as described under the below section titled “Reincorporation Merger.” Concurrently therewith, Merger Sub will merge with and into AgiiPlus, resulting in Purchaser acquiring 100% of the issued and outstanding equity securities of AgiiPlus (the “Acquisition Merger”). Upon the closing of the Acquisition Merger, 45,897,361 ordinary shares of Purchaser issued shall be reclassified into class A ordinary shares (“Purchaser Class A Ordinary Shares”) and 13,698,889 ordinary shares of Purchase issued shall be reclassified into class B ordinary shares (“Purchaser Class B Ordinary Shares,” together with Purchaser Class A Ordinary Shares, collectively “Purchaser Ordinary Shares”) where each Purchaser Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to vote at general and special meetings of the post-closing company and each Purchaser Class B Ordinary Share shall be entitled to 15 votes on all matters subject to vote at general and special meetings of the post-closing company.

The aggregate consideration to be paid to AgiiPlus shareholders for the Acquisition Merger is $520 million, payable in the form of a number of newly issued Purchaser Ordinary Shares (the “Closing Payment Shares”) valued at the $10.00 per share. Under the Merger Agreement, 1,000,000 shares of the Closing Payment Shares (“Escrow Shares”) to be issued will be held in escrow for a period of 6 months after the closing to satisfy indemnification obligations.

Furthermore, the parties agreed that immediately following the closing the Acquisition Merger, Purchaser’s board of directors will consist of five (5) directors and a majority of whom shall qualify as independent directors under Nasdaq rules.

Reincorporation Merger

Immediately prior to the Acquisition Merger, Goldenbridge will be merged with and into Purchaser, the separate corporate existence of Goldenbridge will cease and Purchaser will continue as the surviving corporation (the “Reincorporation Merger”). In connection with the Reincorporation Merger, every issued and outstanding Goldenbridge’s units shall separate into each’s individual components of one ordinary share, one warrant and one right, and all units shall cease to be outstanding and shall automatically be canceled and retired and shall cease to exist, each of Goldenbridge’s issued and outstanding securities will be converted into an equivalent amount of Purchaser’s securities:

●	Each share of Goldenbridge’s ordinary shares will be converted automatically into one Purchaser Class A Ordinary Share;

●	Each right to acquire one-tenth of one Goldenbridge’s ordinary share will be converted automatically into one right to acquire one-tenth of one Purchaser Class A Ordinary Share;

●	Each warrant entitled to purchase one half (1/2) of one Goldenbridge’s ordinary share at a price of $11.50 per whole share will be converted automatically into one warrant to purchase one half (1/2) of one Purchaser Class A Ordinary Share at a price of $11.50 per whole share; and

●	Each unit purchase option of Goldenbridge will be converted automatically into one unit purchase option of Purchaser.

Representations and Warranties

In the Agreement, AgiiPlus and certain AgiiPlus Shareholders make certain representations and warranties (with certain exceptions set forth in the disclosure schedule to the Agreement) relating to, among other things: (a) proper corporate organization of AgiiPlus and its affiliates and subsidiaries and similar corporate matters; (b) authorization, execution, delivery and enforceability of the Agreement and other transaction documents; (c) neither the execution, delivery nor performance of the Agreement need any consent, approval, license or other action of any government authority; (d) absence of conflicts; (e) capital structure; (f) accuracy of charter documents and corporate records; (g) required consents and approvals; (h) financial information; (i) absence of certain changes or events; (j) title to assets and properties; (k) material contracts; (l) ownership of real property; (m) licenses and permits; (n) compliance with laws; (o) ownership of intellectual property; (p) customers and suppliers; (q) employment and labor matters; (r) taxes matters; (s) environmental matters; (t) brokers and finders; (u) that AgiiPlus is not an investment company; (p) no Action pending or threatened against AgiiPlus; and (u) other customary representations and warranties.

In the Agreement, Goldenbridge makes certain representations and warranties relating to, among other things: (a) proper corporate organization and similar corporate matters; (b) authorization, execution, delivery and enforceability of the Agreement and other transaction documents; (c) no governmental authorization required; (d) Non-Contravention; (e) brokers and finders; (f) capital structure; (g) validity of share issuance; (h) minimum trust fund amount; and (i) validity of Nasdaq Stock Market listing; (j) SEC filing requirements and financial statements; (k) litigation; (l) compliance with laws; (m) material contracts; (n) not an investment company and (o) other customary representations and warranties.

Conduct Prior to Closing; Covenants

The parties have made customary representations, warranties and covenants in the Merger Agreement, including, among other things, covenants with respect to the conduct of AgiiPlus and its affiliates/subsidiaries prior to the closing of the business combination. The parties have also agreed to customary “no shop” obligations.

The Agreement also contains covenants providing for:

●	AgiiPlus purchasing an aggregate of 400,000 of the insider shares held by the initial shareholders (as defined in the final prospectus of Goldenbridge as of March 2, 2021) at a price of $10.00 per share which shall be consummated no later than 6 months after the closing of the Acquisition Merger;

●	AgiiPlus’s former shareholders obtaining the rights to appoint the majority members of the board of AgiiPlus Global Inc.; and

●	all rights to exculpation, indemnification and advancement of expenses existing in favor of D&O indemnified persons shall survive the closing and continue in full force and effect in accordance with their respective terms to the extent permitted by applicable Law.

Conditions to Closing

General Conditions

Consummation of the Agreement and the transactions herein is conditioned on, among other things, (i) the absence of any order or provisions of any applicable Law making the transactions illegal or otherwise preventing the transactions; (ii) AgiiPlus and Goldenbridge receiving approval from their respective shareholders to the transactions, (iii) There shall not be any Action brought by a third party that is not an Affiliate of the parties hereto to enjoin or otherwise restrict the consummation of the closing; (iv) The SEC shall have declared the Registration Statement effective; (v) No stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued; and (vi) Each of the Additional Agreements shall have been entered into and the same shall be in full force and effect; provided that the non-execution of the Lock-up Agreements by (a) shareholders who are not the Key Personnel nor Controlled by the Key Personnel and (b) grantees of Company options that are vested as of the closing, collectively holding no more than 5% of share capital in the Company (on a fully-diluted basis) immediately prior to the closing shall not affect the closing or occurrence of the closing.

AgiiPlus’s Conditions to Closing

The obligations of AgiiPlus to consummate the transactions contemplated by the Agreement, in addition to the conditions described above, are conditioned upon each of the following, among other things:

●	Purchaser Parties complying with all of their obligations under the Agreement in all material respects;

●	subject to applicable materiality qualifiers, the representations and warranties of Purchaser Parties being true on and as of the closing date of the transactions and Purchaser Parties complying with all required covenants in the Agreement;

●	Purchaser Parties complying with the reporting requirements under the applicable Securities Act and Exchange Act;

●	there having been no material adverse effect to Purchaser Parties.

●	Purchaser shall remain listed on Nasdaq and the additional listing application for the Closing Payment Shares shall have been approved by Nasdaq.

Purchaser Parties’ Conditions to Closing

The obligations of Purchaser Parties to consummate the transactions contemplated by the Agreement, in addition to the conditions described above in the first paragraph of this section, are conditioned upon each of the following, among other things:

●	AgiiPlus and its subsidiaries complying with all of the obligations under the Agreement in all material respects;

●	subject to applicable materiality qualifiers, the representations and warranties of AgiiPlus and its subsidiaries being true on and as of the closing date of the transactions and AgiiPlus and its subsidiaries complying with all required covenants in the Agreement;

●	all necessary governmental approvals have been received in form and substance reasonably satisfactory;

●	there having been no material adverse effect to AgiiPlus’s business;

●	Goldenbridge receiving legal opinions from AgiiPlus’s counsels in the PRC and Cayman Islands; and

●	AgiiPlus shall have consummated a US$15 million equity financing on or prior to the closing.

Termination

The Agreement may be terminated and/or abandoned at any time prior to the closing, whether before or after approval of the proposals being presented to Goldenbridge’s shareholders, by:

●	either Goldenbridge or AgiiPlus, if the closing has not occurred by June 30, 2022, provided that no material breach of this Agreement by the party seeking to terminate this Agreement shall have occurred or have been made;

●	Goldenbridge, if AgiiPlus has materially breached any representations, warranties, agreements or covenants contained herein or in any Additional Agreement to be performed on or prior to the closing date or this Agreement, the plan of merger or the transactions contemplated hereby fail to be authorized or approved by the shareholders of AgiiPlus and such breach shall not be cured within fifteen (15) days following receipt by AgiiPlus of a notice describing in reasonable detail the nature of such breach. Goldenbridge will be entitled to a break-up fee of $1,000,000 promptly after such termination;

●	AgiiPlus, if Goldenbridge has materially breached any of its covenants, agreements, representations, and warranties contained herein or in any Additional Agreement to be performed on or prior to the closing date and such breach has not been cured within fifteen (15) days following the receipt by Goldenbridge a notice describing such breach. AgiiPlus will be entitled to a break-up fee of $1,000,000 promptly after such termination. In addition, AgiiPlus may terminate the Agreement if AgiiPlus determines in its sole and absolute discretion that it is unable or unwilling to raise no less than US$15,000,000 in equity financing under then-prevalent market conditions prior to the Closing, and Goldenbridge will be entitled to a break-up fee of $1,000,000 promptly after such termination.

Indemnification

Until six (6) months from and after the closing date, AgiiPlus Shareholders agreed to indemnify Purchaser from any and all losses incurred or sustained by the Purchaser as a result of or in connection with any breach, inaccuracy or nonfulfillment of any of the representations, warranties and covenants of AgiiPlus contained herein. The indemnification applies only to amounts (in aggregate) in excess of $1,000,000, and the indemnification obligations are capped at the value of the shares that are being held in escrow. Such indemnification can only be satisfied with the cancellation of Purchaser Ordinary Shares.

The foregoing summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the actual agreement, which is filed as Exhibit 2.1 hereto.

In addition to the Merger Agreement, the following agreements have been entered into in connection with the closing of the business combination.

Shareholder Support Agreements

Concurrently with the execution of the Merger Agreement, certain of AgiiPlus’s officers, directors, founders and holders of more than 5% of its voting stock who collectively own approximately100% of AgiiPlus’ voting stock entered into support agreements, pursuant to which each such holder agreed to vote in favor of the business combination, subject to the terms of such shareholder support agreements.

In addition to the Merger Agreement, the following agreements will be entered into in connection with the closing of the business combination.

Insider Share Purchase Agreement

In connection with the transactions, AgiiPlus and the initial shareholders of Goldenbridge will enter into an Insider Share Purchase Agreement whereby AgiiPlus will agree to buy an aggregate of 400,000 Goldenbridge’s ordinary shares held by the initial shareholders at a price of $10.00 per share for an aggregate purchase price of $4,000,000.

Escrow Agreement

In connection with the transactions, the Purchaser, Mr. Jing Hu as the representative of AgiiPlus Shareholders, and an escrow agent will enter into an Escrow Agreement pursuant to which AgiiPlus shareholders will deposit 1,000,000 of its Purchaser Ordinary Shares to secure the indemnification obligations as contemplated by the Agreement.

Lock-up Agreements

In connection with the transactions, Purchaser is expected to enter into Lock-Up Agreements with certain AgiiPlus shareholders and Goldenbridge initial shareholders, as the case may be, with respect to certain lock-up arrangements, which will provide that such AgiiPlus shareholders and Goldenbridge initial shareholders, as the case may be, will not, within certain period of time from the closing of the business combination and subject to certain exceptions, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of the ordinary shares issued in connection with the Acquisition Merger, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of such shares, whether any of these transactions are to be settled by delivery of any such shares, in cash, or otherwise.

Registration Rights Agreements

In connection with the transactions, Purchaser and certain shareholders of AgiiPlus will enter into a Registration Rights Agreement to provide for the registration of the Purchaser Class A Ordinary Shares received by them in the Acquisition Merger and the Reincorporation Merger. Each of the AgiiPlus shareholders will be entitled to (i) make a written demand for registration under the Securities Act of all or part of their shares, and (ii)“piggy-back” registration rights with respect to registration statements filed following the consummation of the transactions. Purchaser will bear the expenses incurred in connection with the filing of any such registration statements.

In connection with the transactions, Purchaser and certain initial shareholders of Goldenbridge will enter into a Registration Rights Agreement to provide for the registration of the securities registrable pursuant to a Registration Rights Agreement, dated as of March 1, 2021, by and among Goldenbridge and the initial shareholders of Goldenbridge. Each of the initial shareholders of Goldenbridge will be entitled to (i) make written demands for registration under the Securities Act of all or part of their shares, and (ii)“piggy-back” registration rights with respect to registration statements filed following the consummation of the transactions. Purchaser will bear the expenses incurred in connection with the filing of any such registration statements.

Item 9.01. Financial Statements and Exhibits.

Exhibit No.	Description
2.1*	Merger Agreement dated September 30, 2021
10.1	Shareholder Support Agreement dated September 30, 2021
99.1	Press Release, dated October 4, 2021
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant hereby undertakes to furnish copies of any of the omitted schedules and exhibits upon request by the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 4, 2021

GOLDENBRIDGE ACQUISITION LIMITED

By:	/s/ Yongsheng Liu
Name:	Yongsheng Liu
Title:	Chief Executive Officer